Exhibit 99.1

Unless otherwise indicated or unless the context otherwise requires, “we,” “us,” “the company,” “our” or “Canadian Solar” refers to Canadian Solar Inc., a company organized under the law of British Columbia, Canada, its predecessor entities and its subsidiaries; and “$,” “US$” and “U.S. dollars” refer to the legal currency of the United States.

Canadian Solar Second Quarter 2020 Unaudited Financial Results

Second Quarter 2020 Highlights

•                  31% sequential increase in total module shipments to 2.9 GW, exceeding guidance of 2.5 GW to 2.7 GW.

•                  Net revenue of $696 million exceeding guidance of $630 million to $680 million.

•                  Gross margin of 21.2% exceeding guidance of 18.5% to 20.5%.

•                  17% reduction in operating expenses compared to the second quarter of 2019.

•                  Net income attributable to Canadian Solar of $20.6 million or $0.34 per diluted share.

•                  Updated shipment guidance to 11 GW to 12 GW for 2020, and 18 GW to 20 GW for 2021.

Second Quarter 2020 Results

Total module shipments in the second quarter of 2020 increased to 2,905 MW from 2,214 MW in the first quarter of 2020, and 2,143 MW in the second quarter of 2019. Growth in shipments was driven by moderate market share gains. Of the total, 281 MW was shipped to the Company’s utility-scale solar power projects in the second quarter of 2020.

Net revenue in the second quarter of 2020 was $696 million, compared to $826 million in the first quarter of 2020, and $1,036 million in the second quarter of 2019. Growth in module shipments and EPC service revenues were offset by lower average module selling prices (“ASP”) and limited project sales. Project execution and sales schedules have been delayed due to the impact of COVID-19. That said, the Company is making headway and recently announced the financial closing of the 367 MWp Maplewood projects in Texas, for example.

Gross profit in the second quarter of 2020 was $147 million, compared to $223 million in the first quarter of 2020, and $183 million in the second quarter of 2019. Gross margin in the second quarter of 2020 was 21.2%, compared to 27.0% in the first quarter of 2020, and 17.6% in the second quarter of 2019. Gross margin was 18.2% excluding the benefit of a U.S. anti-dumping (“AD”) and countervailing duty (“CVD”) true-up of $20.4 million. The lower gross margin was anticipated given the significant decline in ASPs, partially offset by lower manufacturing costs.

Income from operations in the second quarter of 2020 was $45 million, compared to $113 million in the first quarter of 2020, and $61 million in the second quarter of 2019. The decline was partially offset by a 17% year-over-year reduction in the Company’s operating expenses to $102 million in the second quarter of 2020.

Non-cash depreciation and amortization charges in the second quarter of 2020 were $48 million, compared to $45 million in the first quarter of 2020, and $40 million in the second quarter of 2019.

Net foreign exchange loss in the second quarter was $4.5 million, compared to a net loss of $1 million in the first quarter of 2020 and a net gain of $4 million in the second quarter of 2019. The higher foreign exchange loss was mainly due to unfavorable moves in the Brazilian Real and the Thai Baht.

Income tax expense in the second quarter of 2020 was $9 million, compared to an income tax benefit of $29 million in the first quarter of 2020 and an income tax expense of $14 million in the second quarter of 2019.

Net income attributable to Canadian Solar in the second quarter of 2020 was $20.6 million, or $0.34 per diluted share, compared to net income of $110.6 million, or $1.84 per diluted share in the first quarter of 2020, and net income of $62.7 million, or $1.04 per diluted share in the second quarter of 2019.

Net cash used in operating activities in the second quarter of 2020 was approximately $114 million, compared to $105 million in the first quarter of 2020.

Module and System Solutions (MSS) Business Segment

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan until September 30, 2020. The Company is working on its new 2021 capacity expansion plans and will provide an update in the next quarter.

Manufacturing Capacity (MW)

	June 30, 2020	September 30, 2020	December 31, 2020
	Actual	Planned	Planned
Ingot	1,850	1,920	1,920
Wafer	5,000	5,000	5,500
Cell	9,700	10,050	10,150
Module	13,950	14,010	16,060

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions and the Company’s capital allocation plan.

Operating Results

The following table presents unaudited select results of operations data of the Company’s MSS business segment for the periods indicated.

MSS Business Segment Financial Results*
(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net revenues	706,155	689,799	673,116	1,395,954	1,142,017
Cost of revenues	557,263	540,931	519,376	1,098,194	889,040
Gross profit	148,892	148,868	153,740	297,760	252,977
Operating expenses	85,670	87,370	95,303	173,040	173,799
Income (loss) from operations	63,222	61,498	58,437	124,720	79,178
Gross margin	21.1%	21.6%	22.8%	21.3%	22.2%
Operating margin	9.0%	8.9%	8.7%	8.9%	6.9%

*Includes effects of both sales to third party customers and to the Company’s Energy Business Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflect management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenue of the MSS business:

MSS Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	Q2 2020	% of Net Revenues	Q1 2020	% of Net Revenues	Q2 2019	% of Net Revenues
Asia	261	39	175	30	236	36
Americas	215	32	252	43	181	27
Europe and others	193	29	161	27	244	37
Total	669	100	588	100	661	100

*Excludes sales from the MSS business to the Energy business.

Canadian Solar shipped 2.9 GW of modules to more than 80 countries in the second quarter of 2020. The top five markets of the MSS business ranked by revenues were the U.S., Japan, China, Spain and Australia.

Multi-crystalline modules accounted for 65% of the Company’s module shipments in the second quarter of 2020, and mono-crystalline modules accounted for 35%. The Company has the flexibility to produce both multi-crystalline and mono-crystalline modules, with the mix decision depending on the relative profitability and levelized cost of electricity (“LCOE”) of the alternative products.

Energy Business Segment

Energy Business Strategy

Canadian Solar has one of the world’s largest utility-scale solar project development platforms, with a track record of originating, developing, financing, building and bringing into commercial operation over 5.6 GWp of solar power plants across six continents. As a first mover, the Company has acquired extensive experience and built a leadership position in solar project development, with a current total project backlog and pipeline of 15.1 GWp.

Traditionally, the operating model for the Company’s Energy business has been to sell projects when they reach either their notice to proceed date (“NTP”) or commercial operation date (“COD”), depending on the optimal exit point for each project based on its specific risk and return profile. In certain cases, the Company has retained a minority ownership interest in order to capture additional operational value throughout the partial ownership holding period, while accelerating capital turnover into developing new solar projects. An example of this is the Canadian Solar Infrastructure Fund (“CSIF”), a publicly traded investment fund akin to a real estate investment trust, holding operating solar assets in Japan. CSIF has been listed on the Tokyo Stock Exchange since 2017 and remains 15%-owned by the Company. In addition to continuing to grow its project backlog and pipeline, the Company is evaluating ways to replicate its successful Japanese strategy in other markets, focusing on those regions with strong energy demand, attractive power prices and project returns, and stable capital markets. There are two key benefits to this approach:

•                  It will permit Canadian Solar to capture higher margins while recycling a large portion of capital. Meanwhile, it will allow the Company to build a base of stable and long-term cash flows from power sales, operations and maintenance (“O&M”), asset management and other services; and create new growth opportunities, including energy storage systems integration and optimization.

•                  Over time, the addition of more predictable and stable revenues and cash flows from power sales, O&M, asset management and other services will help smooth typical lumpiness associated with the development and sale of solar power projects.

Management targets are to achieve the following project sales and accumulated project ownership retained in the next 5 years:

Energy Business Targets	2020	2021	2022	2023	2024
Annual Project Sales, GWp	1.1-1.3	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1
Cumulative Projects Retained (including inventory to be sold), MWp	~30	~130	~410	~760	~960

Note: There are uncertainties regarding the closing dates of project sales in 2020 due to COVID-19 disruptions. Forecasts for annual project sales include both projects sold at NTP and COD, which have a significant impact on revenue but more limited impact on profits. Final timing and recognition of project sales may be impacted by various external factors. These targets are subject to change without notice.

To help finance this business strategy, the Company is evaluating ways to create capital partnerships with investors seeking long-term stable cash flows through investments in clean, profitable and countercyclical solar energy infrastructure investments, via public or private investment vehicles. Given the low interest rate environment, management believes the Company’s solar assets are highly attractive to investors seeking stable yields, which will help build sustainable long-term value for Canadian Solar’s shareholders. The Company will make further progress updates as it executes on this strategy.

Project Backlog and Pipeline

As of June 30, 2020, the Company’s total project backlog and pipeline totaled 15.1 GWp, of which the project backlog totaled 4.2 GWp. The backlog includes projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years. A project’s Cliff Risk Date depends on the country where the project is located and is defined as the date on which the project passes the last of the high-risk development stages. This is usually the receipt of all required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). All projects in the current backlog have secured a PPA or FIT or are reasonably assured of securing one.

The Company’s project pipeline totaled 10.9 GWp as of June 30, 2020. The pipeline includes early-to mid-stage project opportunities currently under development but that are yet to be de-risked.

Project Backlog and Pipeline (as of June 30, 2020)

Region	Backlog	Pipeline	Total
North America	1,544	4,101	5,645
Latin America	1,539	3,657	5,196
Europe, the Middle East and Africa (“EMEA”)	383	2,148	2,531
Japan	220	0	220
Asia Pacific excluding Japan	547	927	1,474
China	0	80	80
Total	4,233	10,913	15,146

Note: Backlog represents the gross MWp size of projects, including 63 MWp in Latin America and 124 MWp in EMEA that have already been sold to third parties or are not owned by Canadian Solar.

The Company believes there are significant growth opportunities in the solar plus storage market, given declining battery storage costs, higher capacity needs and accelerating retirements of fossil fuel power plants. The Company further believes it is uniquely positioned to deliver solar plus storage solutions to its customers given its integrated business model as a top-tier module technology manufacturer and global project developer, and is committed to expanding its presence in this space.

The table below sets forth the Company’s storage project backlog and pipeline as of June 30, 2020, which almost doubled compared to the previous quarter.

	Backlog	Pipeline	Total
Storage (MWh)	1,201	3,482	4,683

Projects in Construction

In addition to its project backlog and pipeline, the Company has 839 MWp of solar projects in construction.

Projects in Construction (as of June 30, 2020)

Region	MWp	Expected COD
North America	32	2020-21
Latin America	732	2020-21
Japan	70	2020-21
Asia Pacific ex. Japan	5	2020
Total	839	—

Note: Latin America portfolio includes 508 MWp of projects already sold at NTP, with milestone revenue recognition over the 2019-2021 period.

The Company has a sizable amount of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of June 30, 2020:

Expected COD Schedule (MWp)

2020	2021	2022 and Thereafter	Total
13	66	211	290

Solar Power Plants in Operation

As of June 30, 2020, the Company’s power plants in operation totaled 956 MWp, with an estimated total resale value of approximately $773 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

North America	Latin America	Japan	Asia Pacific ex. Japan	China	Total
216	100	85	96	459	956

Note: The table represents the gross MWp size of the power plants in operation, including 108 MWp in North America and 26 MWp in Asia Pacific, excluding Japan, already sold to third parties.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Energy business segment for the periods indicated.

Energy Business Segment Financial Results
(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net revenues	26,661	238,088	374,938	264,749	406,525
Cost of revenues	15,083	148,339	353,529	163,422	375,703
Gross profit	11,578	89,749	21,409	101,327	30,822
Operating expenses	16,074	22,391	26,597	38,465	48,935
Income (loss) from operations	(4,496)	67,358	(5,188)	62,862	(18,113)
Gross margin	43.4%	37.7%	5.7%	38.3%	7.6%
Operating margin	-16.9%	28.3%	-1.4%	23.7%	-4.5%

Liquidity and Capital Resources

Cash Flows and Working Capital

We are required to make prepayments to some suppliers, primarily suppliers of machinery, silicon raw materials, solar ingots, wafers and cells. Even though we require some customers to make partial prepayments, there is typically a lag between the time we make our prepayments for silicon raw materials and the time our customers make their prepayments.

Our energy segment required significant working capital and capital expenditure financing in the first half of 2020 and is expected to continue to do so in the future. The time cycles of our solar power project development and operation can vary substantially and take many years. As a result, we may need to make significant up-front investments of resources before the collection of any cash from the sale or operation of these projects. These investments include payment of interconnection and other deposits, posting of letters of credit, and incurring engineering, permitting, legal and other expenses. We may have to use part of our existing bank facilities to finance the construction of these solar power projects. Depending on the size and number of solar power projects that we are developing and self-financing, our liquidity requirements could be significant. Delays in constructing or completing the sale of any of our solar power projects which we are self-financing could also impact our liquidity.

In the first half of 2020, we financed our operations primarily through short-term and long-term borrowings. As of June 30, 2020, we had $578.8 million in cash and cash equivalents and $415.5 million in restricted cash. Our cash and cash equivalents consist primarily of cash on hand, bank balances and demand deposits, which are unrestricted as to withdrawal and use, and have original maturities of three months or less. In the first half of 2020, our restricted cash was mainly used as collateral to secure bank acceptances and borrowings.

As of June 30, 2020, we had contractual credit facilities with an aggregate limit of approximately $2,250.7 million. In addition, we had uncommitted credit facilities of approximately $688.3 million.

As of June 30, 2020, we had approximately $580.4 million of long-term borrowings, of which $443.6 million was secured by restricted cash, equity, accounts receivable, inventories, project assets and property, plant and equipment; and $1,015.7 million of short-term borrowings, of which $742.1 million was secured by restricted cash, equity, accounts receivable, inventories, project assets, land use right, and property, plant and equipment; and $180 million of long-term borrowings on project assets-current, which was fully secured by project assets.

The long-term borrowings will mature during the period from the third quarter of 2021 to the first quarter of 2040 and bear interest ranging from 0.93% to 7.78% per annum.

The long-term borrowings on project assets current have maturity dates ranging from the third quarter of 2030 to the fourth quarter of 2037, which are reclassified as current liabilities because these borrowings are associated with certain solar power projects that are expected to be sold in 2020, and bear interest ranging from 1.05% to 10.50% per annum.

The short-term borrowings will mature during the period from the third quarter of 2020 to the second quarter of 2021 and bear interest ranging from nil to 7.50% per annum. The credit facilities contain no specific extension terms but, historically, we have been able to obtain new short-term borrowings with similar terms shortly before they mature.

In January 2016, we signed a $60.0 million loan facility agreement with International Finance Corporation, or IFC, a member of World Bank Group to fund the construction of our solar cell and module production facilities in Vietnam and other countries approved by IFC. The loan facility expired in June 2020. On the same day, we signed a subscription agreement with IFC pursuant to which IFC agreed to subscribe for 529,661 of our common shares at $18.88 per share. The subscription was completed in February 2016 and the net proceeds of approximately $10.0 million have been used for the construction, operation and general corporate purpose of our solar cell and module production facilities in countries approved by IFC. The facility has been fully drawn and the outstanding balance as of June 30, 2020 was $8.8 million.

In 2016, we entered into a financing agreement with the Export Development Canada, or EDC, pursuant to which EDC agreed to provide bank guarantees or letters of credit of up to $100 million to support our global project development. Royal Bank of Canada and Toronto Branch of China Construction Bank Corporation serve as fronting banks for the facility. In September 2018, we renewed the agreement with EDC and increased the facility amount to $125 million with a more focused support for project development activities in North America, Latin America, Europe, Asia and Australia. In September 2019, Credit Agricole Corporate and Investment Bank (Canada Branch) agreed to join as one of the fronting banks of EDC guarantee and to offer an uncommitted line of credit not exceeding $15 million for general corporate purposes.

In 2016, we obtained a syndicated three-year loan facility of JPY9.6 billion ($85.2 million) with Sumitomo Mitsui Banking Corporation, or SMBC, acting as the lead arranger and 13 other participating financial institutions. In September 2018, the facility agreement was renewed and extended to JPY10.7 billion ($97.5 million) with 10 participating financial institutions led by SMBC. In February 2020, the facility agreement was renewed to JPY11.0 billion ($101.2 million). The facility is unsecured and loan proceeds may be used to develop our solar project pipeline in Japan and for general corporate working capital purposes.

In December 2016, we secured senior and subordinate non-recourse term loan facilities of JPY14.9 billion ($132.2 million) to finance the construction and operation of a 55 MWp solar power plant in the Yamaguchi prefecture, Japan. The facilities were arranged by Hanwha Asset Management and have a maturity of 17 years. The project reached COD in May 2018. In February 2020, we completed the sale of project to Hana Financial Investment, a subsidiary of Hana Financial Group, and the loan was assumed by the buyer.

In January 2017, we obtained a five-year syndicated credit facility of $210 million with the Siam Commercial Bank Public Company Limited, or SCB, acting as the lead arranger and China Minsheng Banking Corporation Ltd, as one of the lenders. As of June 30, 2020, $118.7 million of the facility has been used to finance the construction of our solar cell and module manufacturing facilities in Thailand. Under the same facility agreement, we obtained a working capital facility of THB3.54 billion ($114.5 million) from SCB to support the operations of our manufacturing company in Thailand and $84.2 million was drawn as of June 30, 2020.

In March 2017, we entered into a three-year credit agreement of JPY4.0 billion ($35.5 million) with Sumitomo Mitsui Finance and Leasing Company, Limited, or SMFL, a member of Sumitomo Mitsui Financial Group. The facility received commitments from five finance leasing institutions. In April 2019, we renewed the agreement with a syndicate of four finance leasing institutions led by SMFL and expanded the facility to JPY5.35 billion ($48.0 million). In September 2019, we further expanded the facility to JPY6.85 billion ($63.0 million) and the facility will mature in March 2022. As of June 30, 2020, JPY5.5 billion ($50.9 million) was utilized in the development of our solar power projects in Japan.

In April 2017, we completed our second non-recourse project bond placement of JPY5.4 billion ($47.9 million) with Goldman Sachs Japan Co., Ltd. to finance the construction of the 19.05 MWp Gunma Aramaki solar power project in Japan. The project bond has a dual-tenor maturity of 1.5 years and 20.3 years, representing the initial and extended tenor respectively, within a single-tranche of bond. The bond pays a fixed coupon of 1.2875% per annum during the initial tenor and, if extended at our option, 1.3588% per annum thereafter. The project reached COD in December 2017.

In May 2017, we secured a five-year non-recourse project financing of AUD65 million ($50.8 million) with Bank of Tokyo-Mitsubishi UFJ, Ltd. and Clean Energy Finance Corporation for two solar farm power projects, the 17 MW Longreach project and the 30 MW Oakey 1 project, both in Queensland, Australia. In October 2017, we entered into a binding contract with Foresight Solar Fund Limited, or Foresight, pursuant to which Foresight agreed to acquire 49% interests in Longreach and Oakey. The sale of 49% interests was completed in the first quarter of 2018 and we have an option and intend to sell the remaining 51% interests to Foresight within three years after project COD. The Longreach project and the Oakey 1 project reached COD in November 2019 and February 2020, respectively.

In March 2018, we secured a non-recourse 18.5 year term facility of JPY16 billion ($142.0 million) from Shinsei Bank, Limited to finance the construction of our 53.4 MWp Oita Hijimachi solar power project in Japan. The project reached COD in October 2019.

In December 2018, we secured a non-recourse project financing of $50 million for our 100.1 MWp solar power project in Cafayate, Salta Province, Argentina. The financing package, arranged by CAF—Development Bank of Latin America, consists of CAF A-loan of $30 million with a 15-year tenor, a parallel loan of $15 million from the Argentinian Development Bank of Investment and Foreign Trade with a 15-year tenor, and another parallel loan of $5 million from the Bank of the City of Buenos Aires (Banco de la Ciudad) with a 10-year tenor. The project reached COD in the third quarter of 2019 and $1 million was drawn as of June 30, 2020.

In January 2019, we secured a 295 million Brazilian reals ($76.0 million) financing from Banco do Nordeste S.A. or BNB, for the 112 MWp Salgueiro solar power project in the northeast state of Pernambuco, Brazil. The financing package provides comprehensive limited-recourse construction and non-recourse operations debt funding over a 20-year tenor based on the concessionary Constitutional Funds Interest Rate (TFC) in Brazil. In August 2019, we closed the sale of 80% interests in a 482.6 MWp portfolio of solar power projects in Brazil, including Salgueiro project, Francisco Sa project and Jaiba project and Lavras project, to Nebras Power Investment B.V., a Dutch affiliate of Nebras Q.P.S.C. As of June 30, 2020, we secured project financing and PPAs for all portfolio projects, which has commenced construction or will commence construction in the second quarter of 2020.

In April 2019, we secured a $50 million letter of credit facility from a multinational financial services firm, Natixis Bank, to support the development of our utility-scale solar projects across the U.S. and Canada. The facility size may be increased with participation from other banking partners that are commitment to the North American renewable energy market.

In May 2019, we secured a $50 million term loan from Credit Suisse AG, Singapore Branch, one of the world’s leading financial services providers, to support the development of international solar project pipeline and for general corporate purposes. In March 2020, we expanded the facility to $80 million. The term loan is expected to mature in April 2021.

In March 2020, we secured a bilateral Revolving Facility of Euro55.0 million ($61.7 million) with Intesa Sanpaolo to fund a 151 MWp portfolio of 12 solar projects in Italy, located across different municipalities in Sicily, Apulia and Lazio. The first project is expected to commence construction in the fourth quarter of 2020.

In April 2020, we closed $30 million in funding from the China-Portuguese Speaking Countries Cooperation and Development Fund to deploy the funding for the development and construction of solar projects in Brazil. The facility has been fully drawn and the outstanding balance as of June 30, 2020 was $30 million.

We often offer credit terms to our customers ranging from 30 days up to 90 days with small advance payments ranging from 5% to 20% of the sale prices. The prepayments are recorded as current liabilities under advances from customers, and amounted to $39.0 million, $134.8 million and $69.5 million as of December 31, 2018 and 2019 and June 30, 2020, respectively. As the market demand for our products has changed and as we have diversified our geographical markets, we have increased and may continue to increase our credit term sales to certain creditworthy customers after careful review of their credit standings and acceptance of export credit insurance by Sinosure, or other risk mitigation channels such as local credit insurance or factoring.

The following tables provide unaudited select financial data for the Company’s Module and System Solutions (“MSS”) and Energy businesses:

Select Financial Data - Module and System Solutions, and Energy

	Three Months Ended June 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$706,155	$26,661	$(36,970)	$695,846
Cost of revenues	557,263	15,083	(23,712)	548,634
Gross profit	148,892	11,578	(13,258)	147,212
Gross margin	21.1%	43.4%	—	21.2%
Income (loss) from operations	63,222	(4,496)	(13,258)	45,468

Select Financial Data - Module and System Solutions, and Energy

	Six Months Ended June 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$1,395,954	$264,749	$(139,222)	$1,521,481
Cost of revenues	1,098,194	163,422	(110,544)	1,151,072
Gross profit	297,760	101,327	(28,678)	370,409
Gross margin	21.3%	38.3%	—	24.3%
Income (loss) from operations	124,720	62,862	(28,678)	158,904

Select Financial Data - Module and System Solutions, and Energy

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
	(In Thousands of U.S. Dollars)
MSS Revenues:
Solar modules and other solar power products	$613,068	$1,158,962
Solar system kits	42,901	72,098
EPC services	3,164	3,922
Others (materials and components)	10,052	21,750
Subtotal	$669,185	$1,256,732
Energy Revenues:
Solar power projects	$2,685	$230,439
Electricity	1,882	2,930
O&M services	5,027	10,213
Others (EPC and development services)	17,067	21,167
Subtotal	$26,661	$264,749
Total net revenues	$695,846	$1,521,481

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Net revenues	$695,846	$825,635	$1,036,275	$1,521,481	$1,520,994
Cost of revenues	548,634	602,438	853,633	1,151,072	1,230,913
Gross profit	147,212	223,197	182,642	370,409	290,081

Operating expenses:
Selling expenses	53,463	52,659	45,361	106,122	83,292
General and administrative expenses	46,354	52,961	65,735	99,315	117,159
Research and development expenses	10,924	10,056	12,133	20,980	25,298
Other operating income	(8,997)	(5,915)	(1,329)	(14,912)	(3,015)
Total operating expenses	101,744	109,761	121,900	211,505	222,734

Income from operations	45,468	113,436	60,742	158,904	67,347
Other income (expenses):
Interest expense	(16,960)	(19,013)	(20,654)	(35,973)	(42,352)
Interest income	2,081	2,779	4,452	4,859	6,481
Gain (loss) on change in fair value of derivatives, net	(2,349)	33,109	(12,489)	30,759	(13,748)
Foreign exchange gain (loss), net	(2,192)	(34,119)	16,415	(36,311)	3,828
Investment income (loss)	1,525	(14,012)	2,002	(12,487)	2,547
Other expenses, net	(17,895)	(31,256)	(10,274)	(49,153)	(43,244)

Income before income taxes and equity in earnings of unconsolidated investees	27,573	82,180	50,468	109,751	24,103
Income tax benefit (expense)	(8,899)	29,051	(13,951)	20,154	(6,423)
Equity in earnings of unconsolidated investees	1,739	16	23,740	1,755	25,721
Net income	20,413	111,247	60,257	131,660	43,401

Less: Net income (loss) attributable to non-controlling interests	(191)	616	(2,425)	425	(2,116)

Net income attributable to Canadian Solar Inc.	$20,604	$110,631	$62,682	$131,235	$45,517

Earnings per share - basic	$0.35	$1.86	$1.05	$2.20	$0.77
Shares used in computation - basic	59,371,856	59,376,332	59,547,209	59,539,092	59,389,975
Earnings per share - diluted	$0.34	$1.84	$1.04	$2.18	$0.76
Shares used in computation - diluted	59,793,196	60,084,298	60,260,410	60,127,369	60,272,536

Canadian Solar Inc.
Unaudited Condensed Consolidated Statement of Comprehensive Income
(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net Income	20,413	111,247	60,257	131,660	43,401
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	30,997	(45,971)	(11,170)	(14,974)	4,815
De-recognition of commodity hedge and interest rate swap	4,439	—	—	4,439	—
Loss on changes in fair value of derivatives	(104)	(4,011)	(3,310)	(4,115)	(5,680)
Comprehensive income	55,745	61,265	45,777	117,010	42,536
Less: comprehensive income(loss) attributable to non-controlling interests	3,802	(1,441)	(1,028)	2,361	(5,355)
Comprehensive income attributable to Canadian Solar Inc.	51,943	62,706	46,805	114,649	47,891

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	June 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$578,815	$668,770
Restricted cash	398,739	526,723
Accounts receivable trade, net	421,691	436,815
Accounts receivable, unbilled	16,096	15,256
Amounts due from related parties	18,052	31,232
Inventories	547,106	554,070
Value added tax recoverable	109,358	108,920
Advances to suppliers	49,504	47,978
Derivative assets	5,989	5,547
Project assets	653,750	604,083
Prepaid expenses and other current assets	397,300	253,542
Total current assets	3,196,400	3,252,936
Restricted cash	16,766	9,927
Property, plant and equipment, net	970,065	1,046,035
Solar power systems, net	49,654	52,957
Deferred tax assets, net	136,267	153,963
Advances to suppliers	41,484	40,897
Prepaid land use right	58,800	60,836
Investments in affiliates	79,322	152,828
Intangible assets, net	22,430	22,791
Project assets	492,519	483,051
Right-of-use assets	30,162	37,733
Other non-current assets	164,661	153,253
TOTAL ASSETS	$5,258,530	$5,467,207

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)

	June 30, 2020	December 31, 2019
Current liabilities:
Short-term borrowings	$1,015,749	$933,120
Long-term borrowings on project assets - current	179,978	286,173
Accounts payable	460,817	585,601
Notes payable	472,000	544,991
Amounts due to related parties	3,989	10,077
Other payables	448,973	446,454
Advance from customers	69,546	134,806
Derivative liabilities	10,461	10,481
Operating lease liabilities	17,218	18,767
Other current liabilities	112,496	121,527
Total current liabilities	2,791,227	3,091,997
Accrued warranty costs	47,280	55,878
Long-term borrowings	580,442	619,477
Derivatives liabilities	5,374	1,841
Liability for uncertain tax positions	15,543	15,353
Deferred tax liabilities	54,689	56,463
Loss contingency accruals	26,828	28,513
Operating lease liabilities	15,523	20,718
Financing liabilities	75,457	76,575
Other non-current liabilities	97,207	75,334
Total LIABILITIES	3,709,570	4,042,149
Equity:
Common shares	686,425	703,806
Treasury stock	—	(11,845)
Additional paid-in capital	22,989	17,179
Retained earnings	924,836	793,601
Accumulated other comprehensive loss	(126,193)	(109,607)
Total Canadian Solar Inc. shareholders’ equity	1,508,057	1,393,134
Non-controlling interests in subsidiaries	40,903	31,924
TOTAL EQUITY	1,548,960	1,425,058
TOTAL LIABILITIES AND EQUITY	$5,258,530	$5,467,207

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30 2020	June 30, 2019	June 30, 2020	June 30, 2019
GAAP net income attributable to Canadian Solar Inc.	20,604	62,682	131,235	45,517
Non-GAAP income adjustment items:
AD/CVD provision true-up	(20,397)	(21,617)	(20,397)	(21,617)
Tax impact	5,054	5,365	5,054	5,365
Non-GAAP net income attributable to Canadian Solar Inc.	5,261	46,430	115,892	29,265
GAAP income per share - diluted	$0.34	$1.04	$2.18	$0.76
Non-GAAP income per share - diluted	$0.09	$0.77	$1.93	$0.49
Shares used in computation - diluted	59,793,196	60,260,410	60,127,369	60,272,536

Canadian Solar Selected Operating Information

Our energy segment develops, sells and/or operates and maintains solar power projects primarily in the U.S., Japan, China, Argentina, Mexico, India, Canada, Brazil, the United Kingdom, Australia, Italy and Namibia.

Revenues from our energy segment increased by $571.1 million, or 5.4 times, from $106.4 million for the year ended December 31, 2016 to $677.5 million for the year ended December 31, 2017, and then increased by $898.1 million, or 1.3 times, to $1,575.6 million for the year ended December 31, 2018, and then decreased by $856.1 million, or 0.5 times, to $719.4 million for the year ended December 31, 2019. Revenues from our energy segment decreased from $406.5 million in the first half of 2019 to $264.7 million in the first half of 2020. In 2020, the Energy segment provided operations and maintenance services which were provided by the MSS segment in prior years. The prior period segment information has been allocated to conform to the current period’s presentation.

Historically, our MSS segment has accounted for the majority of our net revenues, contributing 79.8%, 57.6%, 76.9% and 82.6% of our net revenues in 2017, 2018. 2019 and the six months ended June 30, 2020, respectively.

Our energy segment contributed 20.2%, 42.4%, 23.1% and 17.4% of our net revenues in 2017, 2018, 2019 and the first half of 2020, respectively.

The average selling price of our solar modules decreased from $0.58 per watt in 2015 to $0.51 per watt in 2016, $0.40 per watt in 2017, $0.34 per watt in 2018, $0.29 per watt in 2019 and $0.26 in the six months ended June 30, 2020.

The majority of our sales in 2017, 2018, 2019 and the six months ended June 30, 2020 were denominated in U.S. dollars, Renminbi and Japanese yen, with the remainder in other currencies such as Euros, Brazilian reals, Australian dollars and South African rand.

As of June 30, 2020, we had outstanding borrowings of $828.5 million with Chinese banks.

Our top five customers by revenues collectively accounted for approximately 27.7%, 31.9%, 24.2% and 32.2% of our net revenues in 2017, 2018, 2019 and the first half of 2020, respectively.

As of June 30, 2020, Dr. Shawn Qu, our founder, Chairman, President and Chief Executive Officer, beneficially owned 14,001,965 common shares, or 23.4% of our outstanding shares.

As we develop and bring to market new solar power products, we may need to increase our expenditures to protect our intellectual property. Our failure to protect our intellectual property rights may undermine our competitive position. As of June 30, 2020, we had 1,752 patents and 489 patent applications pending in the PRC for products that contribute a relatively small percentage of our net revenues. We have 12 U.S. patents, including one design patent, and six European patents, including five design patents. We have registered the “Canadian Solar” trademark in the U.S., Australia, Canada, Europe, South Korea, Japan, the United Arab Emirates, Hong Kong, Singapore, India, Argentina, Brazil, Peru and more than 20 other countries and we have applied for registration of the “Canadian Solar” trademark in a number of other countries. As of June 30, 2020, we had 83 registered trademarks and 8 trademark applications pending in the PRC, and 107 registered trademarks and 27 trademark applications pending outside of China. These intellectual property rights afford only limited protection and the actions we take to protect our rights as we develop new solar power products may not be adequate. Policing the unauthorized use of proprietary technology can be difficult and expensive. In addition, litigation, which can be costly and divert management attention, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.

As of June 30, 2020, only Suzhou Sanysolar Materials Technology Co., Ltd., CSI Cells Co., Ltd., Canadian Solar Manufacturing (Changshu) Inc., Changshu Tegu New Material Technology Co., Ltd., and Changshu Tlian Co., Ltd. were High and New Technology Enterprises and enjoyed preferential enterprise income tax rates.

As of June 30, 2020, our total consolidated indebtedness was $1,875.6 million, of which $1,389.6 million were secured indebtedness and $486.0 million were indebtedness of our subsidiaries.

An example of this is the Canadian Solar Infrastructure Fund (“CSIF”), a publicly traded investment fund akin to a real estate investment trust, holding operating solar assets in Japan. CSIF has been listed on the Tokyo Stock Exchange since 2017 and remains 14.66%-owned by us.

As of June 30, 2020, we had:

•                  14 GW of total annual solar module manufacturing capacity, approximately 10.5 GW of which is located in China, 3.1 GW in Southeast Asia and the rest in other regions;

•                  9.7 GW of total annual solar cell manufacturing capacity, approximately 3.1 GW of which is located in Southeast Asia and the rest in China;

•                  5 GW of total annual wafer manufacturing capacity located in China; and

•                  1.85 GW of total annual ingot manufacturing capacity located in China.

Our total module shipments increased by 37.7% from 3.7 GW in the six months ended June 30, 2019 to 5.1 GW in the same period in 2020. Our net revenue were $1,521.5 million and $1,521.0 million in the six months ended June 30, 2020 and 2019, respectively. Our gross profit increased by 27.7% from $290.1 million in the six months ended June 30, 2019 to $370.4 million in the same period in 2020. Our net income increased by 203.4% from $43.4 million in the six months ended June 30, 2019 to $131.7 million in the same period in 2020. As of June 30, 2020, our portfolio of utility-scale solar power plants in operation was 956 MWp with an estimated total resale value of approximately $773 million to Canadian Solar.

Recent Developments

Business Updates

On August 4, 2020, Canadian Solar announced that it commenced the construction of a 10 MWp solar power plant in Germany.

On July 27, 2020, Canadian Solar announced that a special committee of independent directors of the Company, with the assistance of outside financial and legal advisors, completed a review of strategic alternatives available to the Company and the board of directors of the Company decided to pursue a listing of the Company’s MSS business on either the Shanghai Stock Exchange’s Science and Technology Innovation Board or the Shenzhen Stock Exchange’s ChiNext Market.

On July 21, 2020, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy closed $282 million of debt financing to construct its Maplewood and Maplewood 2 solar power projects totaling 367 MWp in Texas.

On June 23, 2020, Canadian Solar announced it signed two private power purchase agreements with Braskem S.A. and COPEL Energia for a total of 274 MWp of solar power projects in Brazil.

On April 27, 2020, Canadian Solar Infrastructure Fund, which is listed on the Tokyo Stock Exchange (TSE), was included in a new TSE Infrastructure Funds Index.

On April 14, 2020, Recurrent Energy, the Company’s wholly-owned subsidiary, received unanimous approval from the Mississippi Public Service Commission to execute a build-transfer agreement with Entergy Mississippi for the 100 MWac Sunflower solar power project.

On April 2, 2020, Canadian Solar secured $30 million in funding from the China-Portuguese Speaking Countries Cooperation and Development Fund to fund the development and construction of solar power projects in Brazil.

Decision to Extend Access to China’s Capital Markets

Canadian Solar decided to pursue a listing of the Company’s MSS business on either the Shanghai Stock Exchange’s Science and Technology Innovation Board (“STAR market”) or the Shenzhen Stock Exchange’s ChiNext Market, both of which are intended to support innovative and fast-growing companies. The listing of the MSS business includes the shares of Canadian Solar’s principal China subsidiary and overseas sales subsidiaries (collectively “Subsidiary”).

Based on precedents in the China IPO market, the listing process is estimated to take 18-24 months. To qualify, according to Chinese securities regulations, the Subsidiary is required to be converted into a Sino-foreign joint stock company prior to listing which shall be completed through a round of equity raising from China-domiciled investors.

The Company, which also holds a world-leading global energy business focused on the development and selective partial ownership of solar and storage projects, remains committed to its NASDAQ listing. For this purpose, the Company will continue to seek capital partnerships with long-term investors looking for opportunities to deploy capital in clean, profitable and countercyclical solar energy infrastructure investments, either through public or private investment vehicles.

Whether the Company can successfully list its MSS business in the Chinese stock market and its market valuation after listing will depend on various factors, including but not limited to, capital market conditions in China and globally, the regulatory environment for listed securities, the Company’s financial performance and fulfilling the listing requirements in China.

Change to the Board of Directors and Management

Mr. Karl Olsoni was nominated by the Company and approved by shareholders as a new independent director during the 2020 Annual Meeting of Shareholders. He will serve on the Audit and Compensation Committees. Mr. Olsoni has served as a strategic advisor to the Board of Directors since January 2020. Furthermore, the Board of Directors has accepted the resignation of Mr. Robert K. McDermott.

On May 24, 2020, Yan Zhuang, who was serving as Acting Chief Executive Officer, was appointed as President and Chief Operating Officer of Canadian Solar, effective immediately.

On September 2, 2020, it was announced that Yan Zhuang and Dr. Huifeng Chang were appointed to the Board of Directors, effective September 15, 2020.

Legal and Administrative Proceedings

Class Action Lawsuits

Our company and certain of our directors and executive officers were named as defendants in class action lawsuits in the U.S. and Canada alleging that our financial disclosures during 2009 and early 2010 were false or misleading and in violation of U.S. federal securities laws and Ontario securities laws, respectively. The lawsuits in the U.S. were consolidated into one class action, which was dismissed with prejudice by the district court in March 2013. The lawsuit in Canada was scheduled to go to trial on the common issues in November 2020. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” of our Form 20-F filed with the SEC on April 28, 2020 and incorporated by reference herein. However, the parties have reached an agreement to settle the proceeding and signed a settlement agreement dated July 8, 2020. The settlement was made without any admission of liability or wrongdoing by the company and any of its directors and executive officers. The settlement agreement is subject to court approval, which is required for all class action settlements in Ontario. The settlement agreement is not final unless and until the court approves it on the approval hearing scheduled on October 30, 2020. If the settlement agreement is approved by the court, the claims of the class members which were asserted or which could have been asserted in the class action will be fully released and the action will be dismissed. We expect director and officer liability insurance to cover the full amount of the settlement once approved by the court. If the settlement does not receive court approval, and the case goes to trial, the Canadian action could require significant management time and attention and result in significant legal expenses.

Solar 1

On October 17, 2012, the United States Department of Commerce, or USDOC, issued final affirmative determinations with respect to its antidumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 30, 2012, the U.S. International Trade Commission, or USITC, determined that imports of CSPV cells had caused material injury to the U.S. CSPV industry. The USITC’s determination was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit, or Federal Circuit.

As a result of these determinations, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the U.S., whether or not incorporated into modules. The rates applicable to our company were 13.94% (antidumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. Several parties challenged the determinations of the USITC in appeals to the CIT. On August 7, 2015, the CIT sustained the USITC’s final determination and on January 22, 2018, the Federal Circuit upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The rates at which duties will be assessed and payable are subject to administrative reviews.

The USDOC published the final results of the first administrative reviews in July 2015. As a result of these decisions, the duty rates applicable to us were revised to 9.67% (antidumping duty) and 20.94% (countervailing duty). The assessed rates were appealed to the CIT. The CIT affirmed the USDOC’s countervailing duty rates, and no change was made to our countervailing duty rate. This decision by the CIT was not appealed to the Federal Circuit. The CIT likewise affirmed USDOC’s antidumping duty rates, and no change was made to our antidumping duty rate. This decision by the CIT was, however, appealed to the Federal Circuit, which upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The USDOC published the final results of the second administrative reviews in June 2016 (antidumping duty) and July 2016 (countervailing duty). As a result of these decisions, the antidumping duty rate applicable to us was reduced to 8.52% (from 9.67%) and then to 3.96% (from 8.52%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The antidumping duty rates were appealed to the CIT. The CIT affirmed the USDOC’s second antidumping duty rate. This decision by the CIT was appealed to the Federal Circuit. In June 2020, the Federal Circuit affirmed the CIT in part and remanded in part to the CIT for further consideration.

The USDOC published the final results of the third administrative reviews in June 2017 (antidumping duty) and July 2017 (countervailing duty), and later amended in October 2017 (countervailing duty). As result of these decisions, the duty rates applicable to us were changed to 13.07% (from 8.52%) (antidumping duty) and 18.16% (from 20.94%) (countervailing duty). The assessed rates were appealed to the CIT. The CIT has twice remanded the countervailing duty appeal to the USDOC to consider adjustments to our rate. In August 2020, the CIT issued its third opinion sustaining the USDOC’s remand redetermination. The CIT has likewise twice remanded the antidumping duty appeal to the USDOC to consider adjustments to our rate. Pursuant to the CIT’s remand orders, the USDOC made redeterminations. The antidumping duty rate applicable to our company was reduced to 4.12% (from 13.07%) and then further to 3.19% (from 4.12%). Canadian Solar has filed a motion for reconsideration with the CIT advocating for an even lower antidumping rate, and that motion is still pending before the CIT. The countervailing duty rate was reduced to 7.36% (from 18.16%). The countervailing duty rate could be subject to further judicial review at the Federal Circuit.

The USDOC published the final results of the fourth administrative reviews in July 2018 (both antidumping duty and countervailing duty), with the countervailing duty rate later amended in October 2018. Because we were not subject to the fourth administrative review of the antidumping duty order, our antidumping duty rate remains at 13.07%. Because of these decisions, the countervailing duty rate applicable to us was reduced to 11.59% (from 18.16%). The countervailing duty rates were appealed to the CIT. In July 2020, the USDOC filed its remand redetermination with the CIT. If the CIT sustains USDOC’s remand redetermination, Canadian Solar’s countervailing duty rate will decrease to 5.02% (from 11.59%).

The USDOC published the final results of the fifth administrative reviews in July and August 2019. The antidumping duty rate applicable to us was lowered to 4.06% (from 13.07%). USDOC assessed a countervailing duty rate of 9.70% (from 11.59%). The countervailing duty final results were amended to correct ministerial errors in December 2019, but they resulted in no change to our 9.70% rate. The countervailing duty and antidumping duty rates were appealed to the CIT. The CIT is likely to release its opinion in these cases in early- to mid-2021.

The sixth administrative reviews are ongoing and are expected to conclude in late 2020. The USDOC has assessed our company a preliminary antidumping duty rate of 60.94% (up from 4.06%). In the countervailing duty review, the USDOC has assessed our company a preliminary rate of 17.25% (up from 9.70%). The seventh antidumping duty and countervailing duty administrative reviews were initiated in February 2020 and are currently underway. The USDOC is likely to publish final results of its seventh administrative reviews in 2021. The final results of the sixth and seventh administrative reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S. market.

Between 2017 and 2019, the USDOC and USITC conducted five-year sunset reviews and determined to continue the Solar 1 antidumping and countervailing duty orders. In March 2018, the USDOC published the results of its expedited first sunset reviews and concluded that revocation of the Solar 1 orders would likely lead to a continuation or recurrence of dumping and a countervailable subsidy. We did not participate in USDOC’s first sunset review. We did, however, participate in the USITC’s first sunset review and requested that the Solar 1 duties be revoked. The USITC issued an affirmative determination in March 2019 declining to revoke the Solar 1 orders and finding that such revocation would be likely to lead to a continuation or recurrence of material injury to the U.S. industry within a reasonably foreseeable time. As a result, the Solar 1 orders remain in effect.

Solar 2

On December 31, 2013, SolarWorld Industries America, Inc. filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also alleged that Taiwanese producers of certain CSPV cells and modules dumped their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 orders described above. We were identified as one of a number of Chinese producers exporting the Solar 2 subject goods to the U.S. market.

“Chinese CSPV products subject to Solar 2 orders” refers to CSPV products manufactured in mainland China using non-Chinese (e.g., Taiwanese) CSPV cells and imported into the U.S. during the investigation or administrative review periods of Solar 2. “Taiwanese CSPV products subject to Solar 2 orders” refer to CSPV products manufactured outside of mainland China using Taiwanese CSPV cells and imported into the U.S. during the investigation or review periods of Solar 2.

On December 23, 2014, the USDOC issued final affirmative determinations with respect to its antidumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC determined that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these determinations, we are required to pay cash deposits on these CSPV products, the rates of which applicable to our Chinese CSPV products were 30.06% (antidumping duty) and 38.43% (countervailing duty). The antidumping cash deposit rate applicable to our Taiwanese CSPV products subject to Solar 2 orders varied by solar cell producer. We paid all the cash deposits due under these determinations.

The USDOC’s determination and the assessed countervailing duty rates were appealed to the CIT and the Federal Circuit. In March 2019, the Federal Circuit affirmed the CIT’s decision confirming the USDOC’s determination but reduced our countervailing duty rate to 33.58% (from 38.43%). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The rates at which duties will be assessed and payable are subject to administrative reviews.

The USDOC published the final results of the first administrative reviews in July 2017 (China and Taiwan antidumping duty orders) and September 2017 (China-only countervailing duty order). Because we were not subject to the first administrative reviews of the Chinese orders of Solar 2, our duty rates will remain at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. Our antidumping duty rates for our Taiwanese CSPV products had ranged from 3.56% to 4.20%, until they were changed to 1.52% to 3.78% in June 2019.

The second administrative reviews for the Chinese antidumping and countervailing duty orders were rescinded, meaning that there is no change in the Chinese antidumping and countervailing duty rates applicable to our Chinese CSPV products 30.06% (antidumping duty) and 33.58% (countervailing duty). There is no countervailing duty order on Taiwan Solar 2 products. The USDOC published the final results of the second administrative review for the Taiwanese antidumping duty order (there is no countervailing duty order) in June 2018. The rate applicable to us is 1.33%. There is no ongoing litigation related to the Taiwanese antidumping duty rate.

We were not subject to the third administrative reviews of the Chinese orders and, therefore, our duty rates remained unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. There is no countervailing duty order on Taiwan Solar 2 products. The third administrative review of the Taiwanese antidumping order concluded in mid-2019. The rate assessed to us was 4.39% (from 1.33%). There is no ongoing litigation related to the Taiwanese antidumping duty rate.

The USDOC rescinded the fourth administrative reviews of the Chinese antidumping duty and countervailing duty orders in late 2019. Our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The rate assessed to us in the fourth administrative review of the Taiwanese antidumping order was 2.57% (from 4.39%). The USDOC also found that certain Canadian Solar entities had no shipments during this period of this review.

We are not subject to fifth administrative review of the Chinese orders and, therefore, our duty rates will remain unchanged at 30.06% (antidumping duty) and 33.58% (countervailing duty) for our Chinese CSPV products. The USDOC is currently conducting its fifth administrative review of the Taiwanese antidumping order. Certain Canadian Solar entities have filed a no shipment letter for this period of review.

In 2020, the USDOC and USITC conducted five-year sunset reviews to determine whether to continue the Solar 2 orders on CSPV products from China and Taiwan. In May 2020, the USDOC published notices finding that a revocation on the Solar 2 Antidumping Orders on CSPV products from China and Taiwan and the Solar 2 Countervailing Duty Order on CSPV products from China would likely lead to a continuation or recurrence of dumping and/or countervailable subsidies. The USITC in August 2020 found that revoking the Solar 2 Antidumping and Countervailing Duty Orders on China and Taiwan would likely lead to a continuation or recurrence of material injury within a reasonably foreseeable time. Accordingly, the Orders will remain in effect for an additional five years.

Section 201

On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by SolarWorld Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the United States in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

On January 23, 2018, the President of the United States imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a tariff-rate quota for four years on imports of CSPV cells not partially or fully assembled into other products, with (a) an in-quota quantity of 2.5 gigawatts, and (b) a tariff rate applicable to over-quota CSPV cells of 30%, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year; and (2) a 30% tariff for four years on CSPV modules, declining annually by five percentage points to 25% in the second year, 20% in the third year, and 15% in the fourth year. This safeguard measure, which became effective on February 7, 2018, applies to CSPV products imported from all countries, except for certain developing country members of the World Trade Organization.

The USITC conducted a midterm review of the safeguard order in early 2020, issuing its monitoring report in February 2020. Additionally, in March 2020, at the request of the Office of the U.S. Trade Representative (USTR), the USITC released a report regarding the probable economic effect on the domestic CSPV cell and module manufacturing industry of modifying the safeguard measure on CSPV products. The USITC found that increasing the tariff-rate quota on CSPV cells (an integral component of CSPV modules) would likely result in a substantial increase in U.S. module producers’ production, capacity utilization, and employment. The President is required to consider the USITC’s views but is not required to take any action. The President has the authority to reduce, modify, or terminate the safeguard measures if the President determines that (1) the effectiveness of the safeguard action has been impaired by changed economic circumstances, or (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition. Alternatively, if a majority of the domestic industry petitions the President that the domestic industry has made a positive adjustment to import competition, then the President may likewise reduce, modify, or terminate the safeguard measures. The President has not yet taken action following receipt of the USITC reports.

In addition, on June 13, 2019 and following an abbreviated public comment period, USTR granted an exclusion from the safeguard measure for bifacial solar panels comprising solely bifacial solar cells. On October 9, 2019, USTR determined to withdraw this exclusion, effective October 28, 2019. Invenergy Renewables LLC contested USTR’s withdrawal determination at the CIT and persuaded the Court preliminarily to enjoin USTR’s withdrawal due to procedural deficiencies. In early 2020, USTR conducted a renewed notice-and-comment process in order to withdraw once again the exclusion for bifacial solar panels. In April 2020, USTR again determined that the bifacial exclusion should be withdrawn based on the findings of its notice-and-comment process. The CIT denied USTR’s motion to dissolve the CIT’s preliminary injunction without prejudice, leaving the preliminary injunction in place pending the CIT’s decision on the merits. USTR has appealed this interlocutory decision to the Federal Circuit.

In June 2020, USTR published a rescission notice with respect to its October 2019 withdrawal of the exclusion, stating that the October 2019 notice was superseded by USTR’s April 2020 withdrawal notice. USTR then renewed its motion to dissolve the preliminary injunction, arguing that its withdrawal of the exclusion was no longer based on its October 2019 notice.

This motion and the underlying merits of the case are still pending before the CIT. Subject to the CIT’s further review, or a determination by the Federal Circuit, the exclusion could be terminated after August 19 when supplemental filing are due to the CIT.

European Antidumping and Anti-Subsidy Investigations

On September 6, 2012, following a complaint lodged by EU ProSun, an ad-hoc industry association of EU CSPV module, cell and wafer manufacturers, the European Commission initiated an antidumping investigation concerning EU imports of CSPV modules and key components (i.e., cells and wafers) originating in China. On November 8, 2012, following a complaint lodged by the same parties, the European Commission initiated an anti-subsidy investigation on these same products. On December 6, 2013, the EU imposed definitive antidumping and countervailing measures on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On March 3, 2017, the European Commission extended the antidumping and countervailing measures for 18 months on imports of CSPV modules and key components (i.e., cells and wafers) originating in or consigned from China. On September 16, 2017, the European Commission amended the form of the antidumping and countervailing measures for certain Chinese exporters (but not for Canadian Solar). On March 9, 2018, the antidumping and countervailing measures expired. As a result, since then, our CSPV modules and cells that originate in, or are consigned from, China, are no longer subject to antidumping or countervailing measures.

On February 28, 2014, we filed separate actions with the General Court of the EU for annulment of the regulation imposing the definitive antidumping measures and of the regulation imposing the definitive countervailing measures (case T-162/14 and joined cases T-158/14, T-161/14, and T-163/14). The General Court rejected these actions for annulment. On May 8, 2017, we appealed the judgements of the General Court before the Court of Justice of the EU (cases C-236/17 and C-237/17). On March 27, 2019, the Court of Justice rejected the appeals. There is no further action with regard to these matters.

Canadian Antidumping and Countervailing Duties Expiry Review

Background: On June 3, 2015, the Canada Border Services Agency (CBSA) released final determinations regarding the dumping and subsidization of solar modules and laminates originating from China. The CBSA determined that such goods were dumped and subsidized. The CBSA found Canadian Solar to be a “cooperative exporter” and, as such, ascertained a low (relative to other Chinese exporters) Canadian Solar-specific subsidies rate of RMB0.014 per Watt. On July 3, 2015 the Canadian International Trade Tribunal (CITT) determined that the Canadian industry was not negatively affected as a result of imported modules but was threatened with such negative impact. As a result of these findings, definitive duties were imposed on imports of Chinese solar modules into Canada starting on July 3, 2015. The CITT is required by law to review such finding every five (5) years) lest the finding expire. The CITT’s finding expires on July 2, 2020.

Current Expiry Review: On April 1, 2020, the CITT initiated the preliminary stage of the expiry review regarding the above finding. Canadian Solar responded to the CITT with its intent to participate in such review. The CITT initiated an expiry review in May 2020. CBSA will likely issue a determination in October 2020. If CBSA determines that the expiry of the finding in respect of any goods subject to the expiry review is likely to result in the continuation or resumption of dumping and subsidizing, CITT will determine if the continued or resumed dumping and subsidizing is likely to result in injury. CITT will issue its order before March 25, 2021.

Regardless of the outcome, we do not believe there will be a material negative effect upon our results of operations because we have module manufacturing capacity in Ontario and do not rely on Chinese solar modules to serve our Canadian business.

Other Updates

On July 23, 2020, the Company continued from the federal jurisdiction of Canada to the provincial jurisdiction of the Province of British Columbia.

On June 24, 2020, the amended and restated share incentive plan of the Company was extended from September 20, 2020 to June 30, 2029.